KH 3/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019933

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First Trust Portfolios L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 E. Liberty Drive, Suite 400
(No. and Street)

Wheaton	IL	60187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Scott Jardine — (630) 765-8798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

KH 3/15

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Trust Portfolios L.P. and Subsidiaries
(SEC I.D. No. 8-43843)

Consolidated Statement of Financial Condition as of December 31, 2010, and
Independent Auditors' Report, and
Supplemental Report on Internal Control

PUBLIC

File pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
First Trust Portfolios L.P. and Subsidiaries
Wheaton, Illinois

We have audited the accompanying consolidated statement of financial condition of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of First Trust Portfolios L.P. and Subsidiaries at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
CASH AND CASH EQUIVALENTS	$ 18,828,780
CASH SEGREGATED FOR REGULATORY PURPOSES	1,500,000
DEPOSITS WITH CLEARING ORGANIZATIONS	3,441,628
RECEIVABLES:	
Brokers, dealers, and clearing organizations	306,028
Deferred sales charge	1,254,798
Customers	1,839,388
Interest	155,476
Affiliates	6,344,377
Other	1,470,671
Total receivables	11,370,738
PREPAIDS	1,415,274
SECURITIES OWNED, AT FAIR VALUE	22,083,002
FUTURES CONTRACTS, AT FAIR VALUE	52,188
PROPERTY, EQUIPMENT and LEASEHOLD IMPROVEMENTS — At cost, less accumulated depreciation and amortization of $5,746,028	9,064,709
GOODWILL	1,460,137
INTANGIBLE ASSETS:	
Sponsorship rights, at cost, less accumulated amortization of $232,822	17,178
Software development costs, at cost, less accumulated amortization of $882,701	1,169,893
Total intangible assets	1,187,071
OTHER ASSETS	704,958
TOTAL ASSETS	$ 71,108,485
LIABILITIES AND PARTNERS' CAPITAL	
SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE	$ 402,976
PAYABLES:	
Brokers, dealers, and clearing organizations	12,956,497
Customers	274,408
Affiliates	96,178
Total payables	13,327,083
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	24,781,472
Total Liabilities	38,511,531
PARTNERS' CAPITAL	
Controlling interest	32,747,818
Non-controlling interest	(150,864)
Total partners' capital	32,596,954
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 71,108,485

See notes to consolidated statement of financial condition.

FIRST TRUST PORTFOLIOS L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2010

1. DESCRIPTION OF BUSINESS

Organization — First Trust Portfolios L.P. and Subsidiaries (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distribution of unit investment trusts, closed-end and open-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of unit investment trusts including the FT Series, The First Trust Combined Series, The First Trust Special Situations Trust, and The First Trust GNMA (collectively, the "Trusts"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

The Partnership has a majority and controlling interest in BondWave L.L.C. ("BondWave"), a Delaware limited liability company specializing in owning and developing an electronic system designed to aggregate retail demand in the fixed income securities marketplace in the United States of America and in foreign countries, and in providing licenses to third parties for the use of such system. BondWave is also engaged in the business of acting as an investment advisor to clients in the United States and in foreign countries.

The Partnership also has a majority and controlling interest in Stonebridge Advisors L.L.C. ("Stonebridge"), a Delaware limited liability company, which was formed to engage in the business of acting as an investment advisor to clients in the United States and in foreign countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated statement of financial condition includes the accounts of the Partnership and its majority-owned subsidiaries BondWave and Stonebridge. The Partnership is engaged in a single line of business as a securities broker-dealer. All intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents — Cash primarily consists of demand deposits. The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Cash Segregated for Regulatory Purposes — Cash of $1,500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Securities Sold, Not Yet Purchased — Securities owned, and securities sold, not yet purchased, other than units of unit investment trusts, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations or price activity for equivalent securities of comparable quality, maturity, and interest rate. Units of unit investment trusts are carried at redemption value, which represents fair value. Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

Customers' Securities Transactions — Customer securities transactions are recorded on a settlement date basis and the related revenues and expenses are recorded on a trade-date basis.

Internal-Use Software — The Partnership capitalizes the cost of internal-use software, which has a useful life in excess of one year. Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of five years.

Property, Equipment and Leasehold Improvements — Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Leasehold improvements are carried at cost and amortized using the straight-line method over the shorter of the term of the applicable lease agreement or the life of the asset.

Goodwill — Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Goodwill is not amortized but is tested annually as of December 31 for impairment.

Sponsorship Rights — The Partnership acquired sponsorship rights for equity unit investment trusts at a cost of $250,000. Amortization of the sponsorship rights is computed using the straight-line method over the useful lives of such assets which range from one to forty years.

Software Development Costs — Software development costs are accounted for in accordance with FASB ASC Topic 985-20, *Costs of Software to Be Sold, Leased, or Marketed* ("Topic 985-20"). Costs associated with the planning and design phase of software development, including coding and testing activities necessary to establish technological feasibility of computer software products to be licensed or otherwise marketed, are expensed as research and development costs as incurred. Once technological feasibility has been determined, costs incurred in the construction phase of software development including coding, testing, and product quality assurance are capitalized. In accordance with Topic 985-20, the Partnership has capitalized software for which the Partnership believes technological feasibility has been established. On an annual basis, the Partnership compares its software development costs to the net realizable value of such assets. At December 31, 2010, the net realizable value of software development costs exceeded the cost of these assets, thus no impairment adjustment was deemed necessary.

Income Taxes — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Tax years ended 2007, 2008, 2009 and 2010 remain open to federal and state audit. As of December 31, 2010, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's statement of financial condition for uncertain tax positions.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are partnerships in the tiered partnership structure.

Use of Estimates — The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Financial Instruments — All of the financial instruments of the Partnership are carried at fair value.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. See *Note 4 – Fair Value Disclosure.*

Recent Accounting Standards Update - In January 2010, the FASB amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The Partnership's disclosures about fair value measurements will reflect the adoption of the amended disclosure guidance related to disclosures about purchases, sales, issuances and settlements of Level 3 instruments in 2011. The Partnership's disclosures about fair value measurements reflect the adoption of the remaining disclosure guidance in 2010.

In July 2010, the FASB amended disclosure guidance related to financing receivables. The amended disclosure guidance requires additional disclosures that provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. It also requires the disclosure of credit quality indicators, past due information, and modifications of financing receivables. The amendment is effective for interim and annual reporting periods ending on or after December 15, 2011. The Partnership is currently evaluating the impact that the adoption will have on its consolidated statement of financial condition, if any.

3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2010, are summarized as follows:

Computer hardware	$ 2,605,310
Furniture and fixtures	2,865,107
Office equipment	443,279
Internal-use software	697,324
Leasehold improvements	8,199,717
	14,810,737
Less accumulated depreciation and amortization	(5,746,028)
Total	$ 9,064,709

4. FAIR VALUE DISCLOSURE

The fair value measurement accounting guidance within FASB issued ASC Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820") describes the following three levels used to classify fair value measurements:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of investments).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2010.

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics. The fair value of securities owned and securities sold, not yet purchased is determined using listed or quoted market prices and are categorized in Level 1 or Level 2 of the fair value hierarchy.

Securities Owned — Securities owned include units of unit investment trusts, state and municipal obligations, shares of closed-end and open-end mutual funds, exchange traded funds, and common stock. Units of unit investment trusts are carried at redemption value, which represents fair value. Units of unit investment trusts are classified as Level 1 within the fair value hierarchy. Fair value of state and municipal obligations are carried at fair value which is based on quoted market prices based on bid and ask prices or quoted market prices based on bid and ask prices for securities of comparable quality, maturity, and interest rate. State and municipal obligations are classified as Level 2 within the fair value hierarchy. Shares of closed-end and open-end mutual funds and exchange-traded funds represent seed investments in such funds. Shares of closed-end and open-end mutual funds and exchange-traded funds are carried at fair value which is based on quoted market prices or net asset value per share. Shares of closed-end and open-end mutual funds and exchange traded funds are classified as Level 1 within the fair value hierarchy. Common stock are carried at fair value which is based on the closing market price as listed on an exchange. Common stock is classified as Level 1 or Level 2 within the fair value hierarchy.

Other Securities Owned — Other securities owned include private equity investments. The valuation of private equity investments is based on unobservable inputs and the partnership's valuation models, thus are classified as Level 3 within the fair value hierarchy. As of December 31, 2010 the Partnership did not hold any private equity investments.

Futures Contracts — The Partnership entered into certain exchange traded futures contracts to assist in limiting its exposure to value changes of its fixed income securities. Fair value of open futures contracts is calculated as the difference between the contract price at trade date and the contract's closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are classified as Level 1 within the fair value hierarchy.

Securities Sold, Not Yet Purchased — Securities sold, not yet purchased consist of units of unit investment trusts and are classified as Level 1 within the fair value hierarchy.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's securities as of December 31, 2010 is as follows:

Valuation Inputs	**Level 1**	**Level 2**	**Level 3**
Assets			
Securities Owned:			
Unit investment trusts	$ 5,874,762	$ -	$ -
State and municipal obligations	-	15,172,618	-
Closed-end funds	273,322	-	-
Exchange-traded funds	507	-	-
Open-end funds	350,000	-	-
Common stock	224,622	187,171	-
Futures Contracts	52,188	-	-
Total	$ 6,775,401	$ 15,359,789	$ -
Liabilities			
Securites Sold, Not Yet Purchased:			
Unit investment trusts	$ 402,976	$ -	$ -

As of December 31, 2010 the Partnership held ten futures contracts with a notional balance of $5,373,500.

The Partnership did not have any liabilities that were measured at fair value on a recurring basis at December 31, 2010, other than securities sold, not yet purchased.

5. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $5.6 million at December 31, 2010.

6. SHORT-TERM BANK BORROWINGS

The Partnership has an arrangement with a bank to borrow funds on a short-term basis, payable on demand. Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement day basis. At December 31, 2010, securities owned with a fair value of approximately $12,236,000 were pledged on the borrowing facility. The short-term bank borrowings bear interest at variable rates based on the Federal Funds rate plus 50 basis points. The interest rate under this arrangement was 1.375% at December 31, 2010. There were no outstanding borrowings under this arrangement as of December 31, 2010.

7. COMMITMENTS AND CONTINGENCIES

The Partnership has a non-cancelable operating lease agreement for office space in Wheaton, Illinois. The agreement was effective October 1, 2008 and expires on October 31, 2019. The following are future minimum lease obligations on the Partnership's office lease:

Year Ending December 31	Amount
2011	$ 1,449,002
2012	1,453,761
2013	1,431,055
2014	1,471,748
Thereafter	7,684,290
Total	$ 13,489,856

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2010, and were subsequently settled had no material effect on the consolidated statement of financial condition as of that date.

8. RELATED-PARTY TRANSACTIONS

Receivables from affiliates related through common ownership are with First Trust Global Enterprises L.P., First Defined Portfolio Management Co., First Trust Advisors L.P, First Trust Capital Partners L.L.C., and FTP Services L.L.C.

Operations of the Partnership are conducted in facilities and by personnel shared with an affiliate. The Partnership allocates a portion of the costs to this affiliate. At December 31, 2010, amounts due on this arrangement totaled $1,403,142 and are included in receivable from affiliates on the consolidated statement of financial condition.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts.

Certain employees of the Partnership own limited partnership interests in Grace.

The Partnership has an arrangement with an affiliate in Canada to provide services in connection with the affiliate's mutual fund product line. The arrangement calls for the payment of fees to the Partnership based on a percentage of the aggregate subscription price of all units purchased, and a percentage of the net asset value and an amount equal to the trailing commission. At December 31, 2010, amounts due on this arrangement totaled $1,124,665 and are included in receivables from affiliates on the consolidated statement of financial condition.

At December 31, 2010, the Partnership had an amount due of $3,743,034 from an affiliate, First Trust Global Enterprises L.P. ("Global Enterprises") for expenses paid on Global Enterprises' behalf. This receivable is included in receivables from affiliates on the consolidated statement of financial condition.

At December 31, 2010, the Partnership had an amount due of $13,675 from an affiliate, First Trust Capital Partners L.L.C. for expenses paid on the behalf of First Trust Capital Partners L.L.C. This receivable is included in receivables from affiliates on the consolidated statement of financial condition.

At December 31, 2010, the Partnership had an amount due of $2,730 from an affiliate, FTP Services L.L.C. for expenses paid on the behalf of FTP Services, L.L.C. This receivable is included in receivables from affiliates on the consolidated statement of financial condition.

9. EMPLOYEE BENEFIT PLAN

The Partnership has a defined contribution plan, under Section 401(k) of the Internal Revenue Code, available to all eligible employees. Participants can contribute up to 100% of their annual salary to the plan to a maximum of $16,500 during the year ended December 31, 2010. Partnership contributions are at the discretion of management.

10. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2010, the Partnership had net capital of $20,962,287 which was $19,387,476 in excess of its required net capital of $1,574,811. The Partnership's ratio of aggregate indebtedness to net capital was 1.13 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2010, subject to applicable SEC and FINRA limitations.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and FINRA Rule 4110.

11. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2010 to assess the need for potential recognition or disclosure in this statement of financial condition. Such events were evaluated through the date the consolidated statement of financial condition was issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the consolidated statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 28, 2011

To the Partners of
First Trust Portfolios L.P. and Subsidiaries
Wheaton, Illinois

In planning and performing our audit of the consolidated financial statements of First Trust Portfolios L.P. and Subsidiaries (the "Partnership") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph as to the restatement of partners' capital as of January 1, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we concluded the following deficiency in internal control or control activities for safeguarding securities was a material weakness, as defined above. The deficiency indentified related to the determination of whether certain liabilities associated with a discretionary bonus plan should be recorded on the statement of financial condition. Prior to December 31, 2010, the Partnership's financial statements did not include an accrual for the discretionary bonus plan of the Partnership. This misstatement had no impact on net capital of the Partnership. The Partnership had remediated the material weakness as of December 31, 2010 and has an accrual for bonuses pursuant to this plan in its December 31, 2010 consolidated statement of financial condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the matter noted in the paragraph above represented a material inadequacy during year ended December 31, 2010 but was remediated as of December 31, 2010. Therefore, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP